UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


04033586

FORM 11-K


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2004
WASH, D.C.
181

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ____________________

Commission file number 33-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 24, 2004

By: 
Douglas M. Hultquist, Plan Administrator

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210-0110
1210-0089

2003

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2003 or fiscal plan year beginning , and ending ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

1b Three-digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
02/01/1994

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
QCR HOLDINGS, INC.
4500 NORTH BRADY STREET
DAVENPORT IA 52806

2b Employer Identification Number (EIN)
42-1397595

2c Sponsor's telephone number
563-388-4780

2d Business code (see instructions)
522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

SIGN HERE

Signature of plan administrator	Date	DOUGLAS M. HULTQUIST Type or print name of individual signing as plan administrator

SIGN HERE

Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE





Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN
a *Sponsor's name*	**c** PN
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN
	c Telephone number

6 Total number of participants at the beginning of the plan year	**6**	248
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c, and 7d**)		
a Active participants	**7a**	232
b Retired or separated participants receiving benefits	**7b**	0
c Other retired or separated participants entitled to future benefits	**7c**	29
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	261
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	261
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	248
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	4
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a ☒ Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K

b ☐ Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) ☒ Insurance	(1) ☒ Insurance
(2) ☐ Code section 412(i) insurance contracts	(2) ☐ Code section 412(i) insurance contracts
(3) ☒ Trust	(3) ☒ Trust
(4) ☐ General assets of the sponsor	(4) ☐ General assets of the sponsor

v6.1





Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

	Box	Number	Schedule	Description
(1)	[X]		**R**	*(Retirement Plan Information)*
(2)	[X]	1	**T**	(Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan is relying on coverage testing information for a prior year, enter the year . . . . ▶ ______

	Box	Number	Schedule	Description
(3)	[ ]		**B**	(Actuarial Information)
(4)	[ ]		**E**	*(ESOP Annual Information)*
(5)	[ ]		**SSA**	(Separated Vested Participant Information)

b Financial Schedules

	Box	Number	Schedule	Description
(1)	[X]		**H**	*(Financial Information)*
(2)	[ ]		**I**	(Financial Information – Small Plan)
(3)	[X]	1	**A**	(Insurance Information)
(4)	[X]		**C**	*(Service Provider Information)*
(5)	[X]		**D**	(DFE/Participating Plan Information)
(6)	[ ]		**G**	(Financial Transaction Schedules)
(7)	[X]	1	**P**	*(Trust Fiduciary Information)*

v6.1




0 2 0 3 6 5 0 3 0 J

SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar plan year 2003 or fiscal plan year beginning , and ending ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D **Employer Identification Number**
42-1397595

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions**

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

HARTFORD LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
06-0974148	88072	GA007221		01/01/2003	12/31/2003

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
9858	0



0 6 0 3 6 5 0 1 0 1

Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

LINSCO/PRIVATE LEDGER
9785 TOWNE CENTRE DRIVE
SAN DIEGO CA 92121

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	
9858			4

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid		(e) Organization code
	(c) Amount	(d) Purpose	

v6.1




0 6 0 3 6 5 0 2 0 M

Official Use Only

Part II **Investment and Annuity Contract Information**

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	
4	Current value of plan's interest under this contract in separate accounts at year end	4382586

5 Contracts With Allocated Funds

a *State the basis of premium rates* ▶

b	Premiums paid to carrier	
c	Premiums due but unpaid at the end of the year	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	

Specify nature of costs ▶

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity
(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☒ deposit administration (2) ☐ immediate participation guarantee
(3) ☐ guaranteed investment (4) ☐ other (specify below)
▶

b	Balance at the end of the previous year		0
c	Additions: (1) Contributions deposited during the year		
	(2) Dividends and credits		
	(3) Interest credited during the year		
	(4) Transferred from separate account		
	(5) Other (specify below) ▶		
	(6) Total additions		0
d	Total of balance and additions (add **b** and **c** (6))		0
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year		
	(2) Administration charge made by carrier		
	(3) Transferred to separate account		
	(4) Other (specify below) ▶		
	(5) Total deductions		0
f	Balance at the end of the current year (subtract **e** (5) from **d**)		0

v6.1





0 6

Official Use Only

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life Insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long-term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

8 Experience-rated contracts		
a Premiums: (1) Amount received		
(2) Increase (decrease) in amount due but unpaid		
(3) Increase (decrease) in unearned premium reserve		
(4) Earned ((1) + (2) - (3))		
b Benefit charges: (1) Claims paid		
(2) Increase (decrease) in claim reserves		
(3) Incurred claims (add (1) and (2))		
(4) Claims charged		
c Remainder of premium: (1) Retention charges (on an accrual basis) –		
(A) Commissions		
(B) Administrative service or other fees		
(C) Other specific acquisition costs		
(D) Other expenses		
(E) Taxes		
(F) Charges for risks or other contingencies		
(G) Other retention charges		
(H) Total retention		
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)		
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement		
(2) Claim reserves		
(3) Other reserves		
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)		
9 Nonexperience-rated contracts:		
a Total premiums or subscription charges paid to carrier		
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount		

Specify nature of costs ▶

v6.1





SCHEDULE C (Form 5500)

Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Service Provider Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2003
This Form is Open to Public Inspection.

For calendar plan year 2003 or fiscal plan year beginning , and ending ,

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	B Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D Employer Identification Number** 42-1397595

Part I Service Provider Information (see instructions)

1 Enter the total dollar amount of compensation paid by the plan to all persons, other than those listed below, who received compensation during the plan year: **1** 0

2 On the first item below list the contract administrator, if any, as defined in the instructions. On the other items, list service providers in descending order of the compensation they received for the services rendered during the plan year. List only the top 40. 103-12 IEs should enter N/A in (c) and (d).

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position
		CONTRACT ADMINISTRATOR

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)
			12

(a) Name	(b) Employer identification number (see instructions)	(c) Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	(e) Gross salary or allowances paid by plan	(f) Fees and commissions paid by plan	(g) Nature of service code(s) (see instructions)





Official Use Only

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

(a) Name	**(b)** Employer identification number (see instructions)	**(c)** Official plan position

(d) Relationship to employer, employee organization, or person known to be a party-in-interest	**(e)** Gross salary or allowances paid by plan	**(f)** Fees and commissions paid by plan	**(g)** Nature of service code(s) (see instructions)

v6.1





Official Use Only

Part II Termination Information on Accountants and Enrolled Actuaries (see instructions)

(a) Name ________ **(b)** EIN ________

(c) Position ________

(d) Address ________

(e) Telephone No. ________

Explanation: ________

(a) Name ________ **(b)** EIN ________

(c) Position ________

(d) Address ________

(e) Telephone No. ________

Explanation: ________

(a) Name ________ **(b)** EIN ________

(c) Position ________

(d) Address ________

(e) Telephone No. ________

Explanation: ________

v6.1



1 0 0 3 6 5 0 3 0 1

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar plan year 2003 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D **Employer Identification Number** 42-1397595

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**

(a) Name of MTIA, CCT, PSA, or 103-12IE HARTFORD ADVANTAGE TK1

(b) Name of sponsor of entity listed in (a) HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3608901

(a) Name of MTIA, CCT, PSA, or 103-12IE SEPARATE ACCOUNT K1

(b) Name of sponsor of entity listed in (a) HARTFORD LIFE INSURANCE COMPANY

(c) EIN-PN 06-0974148-000 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 773685

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)





Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

(a) Name of MTIA, CCT, PSA, or 103-12IE ____________________

(b) Name of sponsor of entity listed in (a) ____________________

(c) EIN-PN ____________ **(d)** Entity code _____ **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) ____________

v6.1





Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

(a) Plan name

(b) Name of plan sponsor **(c)** EIN-PN

v6.1




1 2 0 3 6 5 0 3 0 K

SCHEDULE H (Form 5500)	Financial Information	Official Use Only
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ *File as an attachment to Form 5500.*	OMB No. 1210-0110 **2003** **This Form is Open to Public Inspection.**

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D** Employer Identification Number 42-1397595

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** *MTIAs, CCTs, PSAs, and 103-12 IEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, and 1i. CCTs, PSAs, and 103-12 IEs also do not complete lines 1d and 1e. See instructions.*

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a		
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	240430	453992
(2) Participant contributions	b(2)	0	43418
(3) Other	b(3)		
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	45199	48613
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	2925006	4396448
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		



1 8 0 3 6 5 0 1 0 0

Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	1770312	2735489
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	4980947	7677960
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	4980947	7677960

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	453992	
(B) Participants	a(1)(B)	753378	
(C) Others (including rollovers)	a(1)(C)	12755	
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)	a(3)		1220125
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)		
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	b(1)(C)		
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)		
(F) Other	b(1)(F)		
(G) Total interest. Add lines 2b(1)(A) through (F)	b(1)(G)		0
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)		
(C) Total dividends. Add lines 2b(2)(A) and (B)	b(2)(C)		0
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)		
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line 2b(4)(B) from line 2b(4)(A) and enter result	b(4)(C)		0

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		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)		
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		0
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		1870226
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		3090351
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	393338	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		393338
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		393338
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		2697013
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 Complete lines 3a through 3c if the opinion of an independent qualified public accountant is attached to this Form 5500. Complete line 3d if an opinion is not attached.

a The attached opinion of an independent qualified public accountant for this plan is (see instructions):
(1) ☐ Unqualified (2) ☐ Qualified (3) ☒ Disclaimer (4) ☐ Adverse

b Did the accountant perform a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 103-12(d)? ☒ Yes ☐ No

c Enter the name and EIN of the accountant (or accounting firm) ▶ 37-0802863
CLIFTON GUNDERSON

d The opinion of an independent qualified public accountant is **not attached** because:
(1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA. (2) ☐ opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

v6.1




1 8 0 3 6 5 0 3 0 0

Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a. Attach Schedule G (Form 5500) Part III if "Yes" is checked on line 4d.)	d		X	
e Was this plan covered by a fidelity bond?	e	X		5000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ________

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

v6.1



1 8 0 3 6 5 0 4 0 R

QUAD CITY HOLDINGS
401(k) PROFIT SHARING PLAN

SCHEDULE H - PART IV
EIN: 42-1397595

ITEM 4i - ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2003

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Current Value
Quad City Holding, Inc.	Common stock, Quad City Holdings, Inc.	$ 2,735,489
Hartford Life Insurance Company	Hartford Index Fund	773,685
Hartford Life Insurance Company	Templeton Foreign	144,271
Hartford Life Insurance Company	SEI Stable Value	220,538
Hartford Life Insurance Company	American Century Ultra Fund	789,462
Hartford Life Insurance Company	Pimco Total Return	295,978
Hartford Life Insurance Company	Franklin Balanced Sheet Inv.	26,939
Hartford Life Insurance Company	Janus Balanced Fund	761,224
Hartford Life Insurance Company	Franklin Small-Mid Cap Growth Fund	1,019,602
Hartford Life Insurance Company	Mutual Shares Fund	350,887
Hartford Life Insurance Company	Participant Loans	48,613
		$ 7,166,688

SCHEDULE P (FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

▶ File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For trust calendar year 2003 or fiscal year beginning , and ending ,

1a Name of trustee or custodian

ALLFIRST TRUST COMPANY

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

25 SOUTH CHARLES STREET

c City or town, state, and ZIP code

BALTIMORE MD 21201-3396

2a Name of trust
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

b Trust's employer identification number 54-1834572

3 Name of plan if different from name of trust

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ ▶ 42-1397595

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

SIGN HERE Signature of fiduciary ▶ ______________________ Date ▶ ______________

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ. v6.1 **Schedule P (Form 5500) 2003**





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SCHEDULE R (Form 5500)

Department of the Treasury Internal Revenue Service

Department of Labor Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan
QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
QCR HOLDINGS, INC.

D Employer Identification Number
42-1397595

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions ..... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 42-1422405 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver ..... ▶ Month______Day_____Year______

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year ..... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year ..... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) ..... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ..... ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) ..... ☐ Yes ☐ No





Official Use Only

SCHEDULE T (Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2003

This Form is Open to Public Inspection.

For calendar year 2003 or fiscal plan year beginning , and ending ,

A Name of plan QCR HOLDINGS, INC. 401(K) PROFIT SHARING PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 QCR HOLDINGS, INC.	**D Employer Identification Number** 42-1397595

Note: If the plan is maintained by:

- More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for each employer (see the instruction for line 1).
- An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for each QSLOB (see the instruction for line 2).

1 *If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating* in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	**1b Employer identification number**

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is ______________.

b The number of such QSLOBs that have employees benefiting under this plan is ______________.

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates. ▶

3 Exceptions – *Check the box before each statement that describes the plan or the employer. Also see instructions.*
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs *only* highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☒ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)), including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).




2 8 0 3 6 5 0 1 0 P

Official Use Only

4 Enter the date the plan year began for which coverage data is being submitted. Month _____ Day _____ Year _____

a Did any leased employees perform services for the employer at any time during the plan year? ☐ Yes ☐ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4), does the employer aggregate plans? ☐ Yes ☐ No

c Complete the following:

(1)	Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	**c(1)**	
(2)	Number of excludable employees as defined in IRS regulations (see instructions)	**c(2)**	
(3)	Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	**c(3)**	
(4)	Number of nonexcludable employees (line 4c(3)) who are HCEs	**c(4)**	
(5)	Number of nonexcludable employees (line 4c(3)) who benefit under the plan	**c(5)**	
(6)	Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	**c(6)**	

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the information on lines 4c and 4d pertains (see instructions) ► ______________ **d** %

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

	Disaggregated part:	Ratio Percentage:	Exception:
(1)			
(2)			
(3)			

f This plan satisfies the coverage requirements on the basis of (check one): **(1)** ☐ the ratio percentage test **(2)** ☐ average benefit test

v6.1



2 8 0 3 6 5 0 2 0 0



QCR HOLDINGS
401(k) PROFIT SHARING PLAN
Moline, Illinois

FINANCIAL STATEMENTS
December 31, 2003 and 2002

TABLE OF CONTENTS

Supplemental schedules required by the Employee Retirement Income Security Act that have not been included are either not applicable to QCR Holdings 401(k) Profit Sharing Plan or equivalent information has been included elsewhere herein.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

401(k) Committee
QCR Holdings
401(k) Profit Sharing Plan
Moline, Illinois

We have audited the accompanying statements of net assets available for benefits of QCR Holdings 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 and for the six months ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 and for the six months ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.



Peoria, Illinois
April 22, 2004

Offices in 13 states and Washington, DC

Member of HLB International

QCR HOLDINGS
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS		
Participant-directed investments at fair value	$ 7,131,937	$ 4,695,318
Participant loans	48,613	45,199
Receivables:		
Employer contributions	453,992	240,430
Participant contributions	43,418	-
Total receivables	497,410	240,430
TOTAL ASSETS	7,677,960	4,980,947
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,677,960	$ 4,980,947

These financial statements should be read only in connection with the accompanying notes to financial statements.

QCR HOLDINGS
401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2003
and for the Six Months Ended December 31, 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO		
Investment income:		
Net appreciation in fair value of investments	$ 1,870,226	$ 1,372
Contributions:		
Employer	453,992	240,430
Participant	753,378	354,510
Rollover	12,755	-
	1,220,125	594,940
Total additions	3,090,351	596,312
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO		
Benefits paid to participants	393,338	24,518
Total deductions	393,338	24,518
NET INCREASE	2,697,013	571,794
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	4,980,947	4,409,153
NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$ 7,677,960	$ 4,980,947

These financial statements should be read only in connection with the accompanying notes to financial statements.

QCR HOLDINGS
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - PLAN DESCRIPTION

The following description of the QCR Holdings 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., Quad City Bank & Trust Company, Quad City Bancard, Inc., and Cedar Rapids Bank & Trust Company (collectively referred to as "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant's account is credited with the participant's contributions and the Company's matching contribution, and allocations of the Company's discretionary profit sharing contribution, the nonvested profit sharing portion of terminated participants' accounts (forfeitures), and Plan earnings. Allocations of the Company's profit sharing contribution and forfeitures are based on participant eligible wages. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants were able to select from nine mutual funds, one money market fund, and QCR Holdings, Inc. stock as of December 31, 2003. Participants were able to select from eight mutual funds, one money market fund, and QCR Holdings, Inc. stock as of December 31, 2002. All contributions are allocated according to the participants' investment directions.

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's matching contribution, discretionary profit sharing contribution, and earnings thereon is based on years of service. The participant is fully vested after five years of credited service from the date of employment.

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Forfeitures

The Company may elect to have forfeitures of terminated participants' nonvested employer match portions of their accounts used to reduce future Company matching contributions. Forfeitures of $13,862 and zero were used to reduce Company matching contributions for the year ended December 31, 2003 and for the six months ended December 31, 2002, respectively. Forfeitures of terminated participants' nonvested profit sharing portion of their accounts are either reallocated to participants as an additional employer profit sharing contribution or are used by the plan sponsor to offset the Company's matching contribution. There were no forfeitures of profit sharing contributions reallocated to participants for the year ended December 31, 2003 or for the six months ended December 31, 2002. Unallocated forfeitures as of December 31, 2003 and 2002 were $6,395 and $11,250, respectively.

Funding Policy

Participants may contribute up to 100 percent of their eligible pre-tax compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes matching contributions equal to 100 percent of the first 3 percent of the participant's contribution and 50 percent of the next 3 percent. The Company's profit sharing contribution to the Plan is discretionary and is determined annually by the Board of Directors. The Company's discretionary profit sharing contributions for the year ended December 31, 2003 and for the six months ended December 31, 2002 were $90,000 and $60,500, respectively. Participants must complete 1,000 hours of service during the plan year to be eligible to receive the profit sharing contribution. Additionally, participants must be actively employed on the last day of the plan year or have terminated employment due to death, disability, or retirement in order to receive matching or profit sharing contributions.

Payment of Benefits

On termination of service due to death, retirement, or disability, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans

The Plan allows eligible participants to borrow funds from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for loans used to acquire a principal residence. Interest rates are fixed at prime rate plus 2 percent at the loan inception date. Principal and interest is paid through payroll deductions. Participant loans are valued at their current balance, which approximates estimated fair value.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are held in a trust. The custodian values all investments at fair value. Investments are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date, if applicable.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Administrative and operating expenses are paid by the Plan's sponsor.

NOTE 3 - INVESTMENTS

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Investments:		
Common stock, QCR Holdings, Inc.	$ 2,735,489	$ 1,770,312
Hartford Index Fund	773,685	498,979
American Century Ultra Fund	789,462	541,685
Janus Balanced Fund	761,224	631,761
Franklin Small-Mid Cap Growth Fund	1,019,602	569,939

NOTE 3 - INVESTMENTS (CONTINUED)

	Year Ended December 31, 2003	Six Months Ended December 31, 2002
Investment income:		
Net appreciation in the fair value of investments	$1,870,226	$ 1,372

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company's stock. Additionally, certain Plan investments are shares of mutual funds managed by The Hartford. The Hartford is the third party administrator as defined by the Plan. Both of these qualify as party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined in a letter dated July 13, 1995 that the Plan and the trust are qualified and exempt from income taxes under the provisions of Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

NOTE 7 - PURCHASE OF QCR HOLDINGS, INC. COMMON STOCK

In May, 2004, QCR Holdings, Inc. discovered that the administrators of the Plan purchased certain shares of QCR Holdings common stock from August, 1997 to May, 2004, some of which may not have been registered under the Securities Act of 1933. The purchases made by the administrator on behalf of the Plan were made in a manner consistent with the Plan and investment elections of the Plan participants. The Company is considering what further action should be taken, if any. On May 28, 2004, the Company filed a post-effective amendment to a Form S-8 registration statement and registered an additional 150,000 shares to be offered under the Plan.

SUPPLEMENTAL INFORMATION

QCR HOLDINGS
401(k) PROFIT SHARING PLAN
SCHEDULE H, PART IV - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2003

(a) Party-in-Interest Identification	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	Common stock, QCR Holdings, Inc.	Stock	$ 2,735,489
*	Hartford Money Market Fund	Money Market	13,862
*	Hartford Index Fund	Mutual Fund	773,685
	American Century Ultra Fund	Mutual Fund	789,462
	Janus Balanced Fund	Mutual Fund	761,224
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	1,019,602
	Mutual Shares Fund	Mutual Fund	350,887
	Templeton Foreign Fund	Mutual Fund	144,271
	SEI Stable Asset Fund	Mutual Fund	220,538
	PIMCO Total Return Fund	Mutual Fund	295,978
	Franklin Balance Sheet Investment Fund	Mutual Fund	26,939
			$ 7,131,937
	Participant loans	Participant loans - 5.00% to 11.50% - various due dates	$ 48,613

* A party-in-interest as defined by ERISA

QCR HOLDINGS
401(k) PROFIT SHARING PLAN
SCHEDULE H, PART IV - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2002

(a) Party-in-Interest Identification	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	Common stock, QCR Holdings, Inc.	Stock	$ 1,770,312
*	Hartford Money Market Fund	Money Market	166,870
*	Hartford Index Fund	Mutual Fund	498,979
	American Century Ultra Fund	Mutual Fund	541,685
	Janus Balanced Fund	Mutual Fund	631,761
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	569,939
	Mutual Shares Fund	Mutual Fund	209,356
	Templeton Foreign Fund	Mutual Fund	70,531
	PIMCO Total Return Fund	Mutual Fund	235,874
	Franklin Balance Sheet Investment Fund	Mutual Fund	11
			$ 4,695,318
	Participant loans	Participant loans - 5.75% to 11.50% - various due dates	$ 45,199

* A party-in-interest as defined by ERISA